The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended July 31, 2001, amounts have been reclassified to reflect an increase in paid-in capital of $105,924, a decrease in undistributed net investment loss of $696 and a decrease in accumulated net realized gain on investments of $106,620. This reclassification includes $105,924 distributed in connection with Fund share redemptions which increased paid-in capital, increased undistributed net investment loss, and reduced accumulated net realized gain. Net assets of the Fund were unaffected by the reclassifications.